Alan J. Haughie

Senior Vice President and Chief Financial Officer

October 17, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    Federal-Mogul Corporation

  Form 10-K for the year ended December 31, 2010

  Filed February 23, 2011

  File No. 001-34029

Dear Ms. Cvrkel:

Federal-Mogul Corporation (the “Company”) is submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission dated September 29, 2011 (received on October 3, 2011) relating to the “Company’s annual report on Form 10-K for the year ended December 31, 2010 (“Annual Report”). The Company has addressed your September 29, 2011 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

1.	We note your current disclosures in this section as well as Note 5 regarding the fact that even though your interest rate swaps reduce the Company’s overall interest rate risk, due to the remaining outstanding borrowings on the Company’s Debt Facilities and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to the Company could be material if there are significant adverse changes in interest rates. However, we do not believe that your disclosures in this section related to interest rate risk comply with the requirements of Item 305 of Regulation S-K. Please revise these disclosures in future filings so that they comply with one of the suggested formats outlined in Item 305 (a) (1) (ii) of Regulation S-K.

Federal-Mogul Corporation · World Headquarters 26555 Northwestern Highway · Southfield, Michigan 48033

Tel. (248) 354-7700 · Fax (248) 354-8103

Response:

The Company will revise its interest rate risk disclosures in future filings to comply with the requirements of Item 305 of Regulation S-K as follows: “To the extent that interest rates change by 25 basis points, the Company’s annual interest expense would show a corresponding change of approximately $4 million, $4 million, $6 million, $7 million and $2 million for years 2011 – 2015, the term of the Company’s Debt Facilities.”

Notes to the Financial Statements

General

2.	From the disclosures on page 16 of Form 10-K for the year ended December 31, 2010, we note that Icahn Sourcing LLC (“Icahn Sourcing”) is an entity formed and controlled by Carl C. Icahn, the Chairman of the Company’s Board, and majority shareholder, in order to leverage the potential buying power of a group of entities with which Mr. Icahn either owns or otherwise has a relationship in negotiating with a wide range of suppliers of goods, services, and tangible and intangible property. The Company is a member of the buying group and, as such, is afforded the opportunity to purchase goods, services and property from vendors with whom Icahn Sourcing has negotiated rates and terms. Icahn Sourcing does not guarantee that the Company will purchase any goods, services or property from any such vendors, and the Company is under no obligation to do so. The Company does not pay Icahn Sourcing any fees or other amounts with respect to the buying group arrangement and Icahn Sourcing neither sells to nor buys from any member of the buying group. The Company has purchased a variety of goods and services as a member of the buying group at prices and on terms that it believes are more favorable than those which would be achieved on a stand-alone basis. Please revise future filings to disclose these related party transactions in the notes to your financial statements. See guidance in ASC 850-10-50-1.

Response:

The Company’s purchases as a member of the buyer group are not material to the Company’s consolidated financial statements, however the Company will include the Icahn Sourcing disclosure, from page 16 of the Annual Report, within the notes to its financial statements in future filings.

Note 10. Investments in Non-Consolidated Affiliates, page 82

3.	We note from your statements of operations that it appears that your equity earnings of non-consolidated affiliates is greater than 10% of your income (loss) before income taxes in both years ended December 31, 2010 and 2009. Due to the significance of your investments, please revise future filings to include the disclosures required by Rule

4-08(g) and 1-02(bb) of Regulation S-X in the notes to the financial statements.

Response:

The Company will revise future filings to include the disclosures required by Rule 4-08(g) and 1-02(bb) of Regulation S-X in the notes to the financial statements.

Note 13. Pensions and Other Postemployment Benefits, page 86

4.	We note your disclosure that the cumulative result of the 2010 amendments to the US Welfare Benefit Plan and eliminations of certain other Post Employment benefits was a reduction in the APBO of $164 million, of which $135 million is being amortized over the average remaining service lives of active participants and the remaining $29 million resulted in curtailment gains. Please provide us details as to how the $29 million curtailment gain was calculated or determined. As part of your response, please tell us how you determined that $135 million was the appropriate amount to amortize over the average remaining service lives of active participants.

Response:

Two key events occurred during 2010 that required the Company to re-measure its other postemployment benefits (“OPEB”) obligation prior to year-end. The first key event, which occurred in May 2010, was the elimination of retiree medical benefits for certain salaried and non-union hourly employees and retirees. Given that this event eliminated the accrual of defined benefits for a significant (30%) number of active participants (a curtailment based on ASC 715-60-55-108), the Company re-measured its OPEB obligation. Since this plan change reduced benefits attributable to employee service already rendered, the resulting $162 million reduction in the accumulated projected benefit obligation (“APBO”) was treated as a negative plan amendment. The resulting prior service credit is being amortized over the average future service period to the full eligibility date of the remaining active plan participants, in accordance with ASC 715-60-35-20. Immediately prior to this plan change, the Company had existing unamortized prior service credits in accumulated other comprehensive income (“AOCI”) of $13 million.

The curtailment gain was calculated by applying the reduction (16%) in the average remaining future service period to the full eligibility of the active plan participants to the existing $13 million of unamortized prior service credits, resulting in a $2 million curtailment gain. It should be noted that the calculation of the curtailment excluded the newly created prior service credit of $162 million, in accordance with ASC 715-60-35-168.

The second key event, which occurred in July 2010, was unrelated to the first event and was not anticipated. In contract negotiations with a union at one of the Company’s U.S. manufacturing locations, the union offered up the elimination of its retiree medical benefits, which was accepted by the Company with no other change in retiree benefits in return. The July 2010 plan change eliminated the accrual of defined benefits for a significant (18%) number of active plan participants (a curtailment based on ASC 715-60-55-108). The plan change resulted in a $2 million reduction in the APBO, which is being amortized as a prior service credit.

The curtailment gain from the July plan change was calculated by applying the reduction (16%) in the average remaining future service period to the full eligibility of the active plan participants to the existing unamortized prior service credits of $170 million, resulting in a $27 million curtailment gain. It should be noted that the calculation of the curtailment was not applied to the newly created prior service credit of $2 million, in accordance with ASC 715-60-35-168.

Collectively, the negative plan amendments that took place during 2010 led to the recognition of $164 million in prior service credits into AOCI and curtailment gains of $29 million in the Company’s statement of operations for the year ended December 31, 2010. The remaining prior service credits in AOCI at December 31, 2010 of $137 million ($135 million per Note 13 due to rounding upon addition of various individual layers) is being amortized over the average remaining service period to the full eligibility date of the remaining active plan participants at the dates of the plan amendments, in accordance with ASC 715-60-35-20. The following table provides a rollforward of the Company’s prior service credit balance contained within AOCI for the year ended December 31, 2010:

	Amortization	Negative Plan Amendment	Curtailment Gain	Total Prior Service Credit
	(Millions of Dollars)
Balance at January 1, 2010				$(14)
Amortization	$1	$—	$—	1

Balance prior to May event				(13)

May event	—	(162)	2	(160)
Amortization	3	—	—	3

Balance prior to July event				(170)

July event	—	(2)	27	25
Amortization	8	—	—	8

Activity for year ended December 31, 2010	$12	$(164)	$29

Balance at December 31, 2010				$(137)

All U.S. OPEB arrangements in 2010 were part of one legal (and actuarial/accounting) plan. The Company still has a remaining OPEB obligation related to certain union employees and retirees of $366 million as of December 31, 2010, including a significant number of remaining active plan participants.

Note 14. Income Taxes, page 90

5.	We note from your reconciliation of income taxes computed at the US statutory tax rate to the income tax (expense) benefit, that a large part of the rate differential in 2010 and 2009 is due to foreign operations. Please identify for us, and consider disclosing in future filings, the countries other than the United States in which you have derived income and which create this rate differential.

Response:

The foreign operations line item on the rate reconciliation includes items other than merely the foreign rate differential. The Company believes that a breakout of the significant components of foreign operations would provide the Staff more meaningful information.

	Year Ended December 31
	2010	2009
	(Millions of Dollars)
Foreign operations income tax (expense) benefit:
U.S. income inclusion from foreign subsidiaries	$(43)	$(24)
Dividends eliminated in consolidation from foreign subsidiaries	(9)	(23)
Unconsolidated foreign subsidiaries	8	4
Tax holidays, incentives and minimum tax	10	3
Foreign rate variance and other	11	3

	$(23)	$(37)

The Company will revise its tax footnote to include a more detailed breakout of foreign operations in future filings.

6.	We note your disclosure that you did not record taxes on undistributed earnings of $659 million at December 31, 2010 since these earnings are considered to be permanently reinvested. We also note from your balance sheet that as of December 31, 2010 there is a significant amount of cash recorded on the balance sheet. If a significant amount of this cash on the balance sheet relates to cash held by foreign subsidiaries, please revise the liquidity section of MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries; a statement that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds.

Response:

As of December 31, 2010, the Company had $1,105 million of cash and cash equivalents, of which $604 million was held by foreign subsidiaries. In accordance with ASC 740-30-25-17 through 19, the Company asserts that these funds are indefinitely reinvested due to operational and investing needs of the foreign locations.

In future filings, the Company will revise the liquidity section of its MD&A to disclose the amount of cash and cash equivalents held by foreign subsidiaries as well as a statement indicating the Company’s intent regarding repatriation. The Company will disclose that taxes will need to be accrued and paid if funds are repatriated, although such amounts are expected to be immaterial due to: the availability of net operating loss carry forwards and related valuation allowances; earnings considered previously taxed; and applicable tax treaties.

Note 18. Stock-Based Compensation, page 96

7.	We note from your disclosure of the key assumptions and related option-pricing models used by the Company, that at March 23, 2010 you valued both Plain Vanilla Options and Options Connected to Deferred Compensation. Please explain to us, and disclose in future filings, the difference between these two option categories and tell us how the plain vanilla options are accounted for as of March 23, 2010 and December 31, 2010. Also, please revise future filings to include the disclosures required by ASC 718-10-50- 2(c) and (e) for all types of options. Additionally, please tell us why the options connected to deferred compensation were valued using the Monte Carlo model at December 31, 2009 and 2008 but were valued using the Black Scholes model as of March 23, 2010.

Response:

Both the Plain Vanilla Options (“PVO”) and the Options Connected to Deferred Compensation (“OCDC”) are standard options with a strike price of $19.50, an expiration date of December 27, 2014 and a pay out of any exercise in either stock or cash as elected by the Company. The only difference between the two option types is that any exercise of OCDC will reduce the Deferred Compensation payout by 75% of the intrinsic value of the OCDC that are exercised. The potential reduction in the Deferred Compensation payout associated with the exercise of OCDC caused the expected life of the PVO to be shorter than the OCDC because it was assumed the OCDC would not be exercised prior to March 23, 2010. This difference, prior to March 23, 2010, in turn, led to a different risk free rate. Due to the differences in these two key assumptions, the PVO and OCDC were separately valued. At March 23, 2010 the OCDC and PVO were revalued in conjunction with the execution of the Restated Stock Option Agreement as disclosed in Note 18, and assumed to have the same expected life.

Per further review of the valuation model utilized for the OCDC, the Company determined that its disclosure was incorrectly labeled and should have reflected the use of Black-Scholes as the OCDC valuation model in all periods. The Company will revise the disclosure in future filings to reflect this change.

The Company disclosed in Note 18 that the PVO and OCDC are accounted for as equity awards as of March 23, 2010. As such, the March 23, 2010 value of $27 million was recorded in “Additional paid-in capital.” The Company also disclosed that all options were vested, that the intrinsic value of the options at December 31, 2010 was $5 million. In future filings, the Company will disclose option exercise or forfeiture activity, if any.

Note 21. Quarterly Financial Data (Unaudited), page 102

8.	Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the restructuring and impairment charges during the year ended December 31, 2009 and the Venezuelan currency devaluation and curtailment gain in 2010. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response:

The Company will revise future filings to discuss the nature of any unusual or infrequent items that impacted its quarterly results of operations for the various periods presented as outlined in Item 302(a)(3) of Regulation S-K.

*    *    *    *    *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ Alan J. Haughie
Alan J. Haughie
Senior Vice President and

Chief Financial Officer